UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the
Quarter Ended June 30, 2011

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3
Item 2.	Quarterly Business Review	7
Item 3.	Quantitative and Qualitative Disclosures About Market Risks	12
Signatures		14

ITEM 1 – SELECTED FINANCIAL DATA
ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2011	Three months ended June 30, 2010
	$	$
Revenue
Mobile	49,941	71,470
Software	521,375	415,840
Total revenue	571,316	487,310

Operating expenses
Cost of revenue	36,973	58,339
Selling, general and administrative	310,180	363,702
Research and development	177,309	125,520
Total operating expenses	524,462	547,561

Income (loss) from operations	46,854	(60,251)
Other income :
Gain on sale of property and equipment	-	-
Other income	-	-
Interest income , net	25,486	13,734
Total other income	25,486	13,734
Net income (loss) before income taxes	72,340	(46,517)
Income tax benefit	48,451	17,134
Net income (loss)	120,791	(29,383)

Basic and fully diluted income (loss) per share	0.001	(0.000)
Weighted average number of shares outstanding	125,460,867	116,118,401

ITEM 1 – SELECTED FINANCIAL DATA
ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2011	Three months ended June 30, 2010
	$	$
OPERATING ACTIVITIES
Net income (loss)	120,791	(29,383)
Items not involving cash:
Depreciation of property and equipment	3,669	9,773
Amortization of intangible assets	2,593	-
Stock-based compensation	-	100,000
Gain on sale of assets	-	-
Changes in operating working capital
Decrease in accounts receivable	(55,578)	55,364
Increase in investment tax credits receivable	(79,716)	(26,055)
Decrease in prepaid expenses	10,473	11,393
Increase in accounts payable	(8,372)	16,537
Decrease in deferred rent	-	(5,085)
Increase (decrease) in accrued liabilities	191,747	5,147
Increase (decrease) in deferred revenue	68,007	(56,609)
Cash flows provided by operating activities	253,614	81,082

INVESTING ACTIVITIES
Purchase of property and equipment	(9,379)	(2,667)
Proceeds from sale of property and equipment	-	-
Cash flows provided by (used in) investing activities	(9,379)	(2,667)

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash and cash equivalents	(72,883)	(38,089)

Increase in cash	171,352	40,326
Cash and cash equivalents, beginning of period	1,770,990	1,160,881
Cash and cash equivalents, end of period	1,942,342	1,201,207

ITEM 1 – SELECTED FINANCIAL DATA
ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30,
	2011	March 31,
	(Unaudited)	2011
ASSETS	$	$
Current assets
Cash and cash equivalents	1,942,342	1,770,900
Accounts receivable, net	174,007	118,429
Investment tax credits receivable	352,812	273,096
Other tax credits	-	53,107
Prepaid expenses	24,154	34,627
	2,493,315	2,250,249

Long term deposit	9,798	9,722
Investment	321,477	113,190
Intangible assets	44,937	47,200
Property and equipment, net	44,590	38,880
	2,914,117	2,459,241
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	22,602	30,974
Accrued liabilities	281,080	89,333
Deferred revenue	309,792	241,785
	613,474	362,092
Deferred rent	-	-

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2011 and March 31, 2011.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2011 and March 31, 2011.
Common shares, no par value, voting,
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at June 30, 2011 and 125,460,867 as at March 31, 2011.	19,262,796	19,262,796
Additional paid-in capital	2,798,275	2,798,274
Accumulated deficit	(20,442,740)	(20,563,530)
Accumulated other comprehensive income	682,312	599,608
	2,300,643	2,097,148
	2,914,117	2,459,241

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2011 has been derived from our audited consolidated financial statements for the year ended March 31, 2011. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2011 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com .

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-ops that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways.
In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800+ medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2011 and 2010.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2011 was $571,316, an increase from $487,310 for the same period last year.  The increase in revenue resulted from an increase in database software sales.

Net income for the quarter was $120,791, as compared to a net loss of $29,383 for the quarter ended June 30, 2010. The increase in net income principally reflects the increase in database software sales and the Company’s continued management of selling and general administrative expenses.

ZIM had cash and cash equivalents of $1,942,342 at June 30, 2011 as compared to cash and cash equivalents of $1,770,990 at March 31, 2011.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2009, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2010.

In fiscal 2011 and 2012, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2011.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2011 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2010

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2011 and 2010. The information for the three months ended June 30, 2011, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2011, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES
	Three months ended June 30, 2011	As a %	Three months ended June 30, 2010	As a %
	$		$
Mobile content	17,490	3	27,314	6
Bulk SMS	32,451	6	38,275	8
Other SMS services and products	-	-	5,881	1
	49,941	9	71,470	15

Software	256,681	45	67,231	14
Maintenance and consulting	264,694	46	348,609	71
	521,375	91	415,840	85

Total Revenue	571,316	100	487,310	100

Total revenues for the three months ended June 30, 2011 were $571,316 as compared to $487,310 for the three months ended June 30, 2010. This quarter over quarter increase of $84,006 (17%) in revenues is mainly attributable to an increase in enterprise software sales.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $27,314 for the three months ended June 30, 2010 this revenue stream has decreased to $17,490 for the three months ended June 30, 2011 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended June 30, 2011 we experienced fewer customers using our routes and this resulted in decreased revenue from $38,275 to $32,451. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future, and we do not anticipate future growth at this time.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $5,881 for the quarter ended June 30, 2010, to NIL for the quarter ended June 30, 2011. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues.  Due to the decreasing margins and competitive nature of other SMS services and products revenue, we are not focusing on this area of the business. As a result, we do not expect any further revenue from other SMS services and products during the remainder of fiscal 2012.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $67,231 to $256,681 for the quarters ended June 30, 2010 and 2011, respectively. The increase in revenue comes from an increase in the sale of enterprise software licenses. Consulting revenue has decreased from $127,665 to $29,823 due to project milestone timing and revenue recognition. The revenue from the renewal of software maintenance contracts remained stable.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES

	Three months ended June 30, 2011	Three months ended June 30, 2010	Period to period change
	$	$	$

Cost of revenue	36,973	58,339	(21,366)
Selling, general and administrative	310,180	363,702	(53,522)
Research and development	177,309	125,520	51,789
	524,462	547,561	(23,099)

COST OF REVENUE

	Three months ended June 30, 2011	Three months ended June 30, 2010
	$	$
Mobile
Revenue	49,941	71,470
Cost of revenue	(13,189)	(19,522)
Gross margin	36,752	51,948

Gross margin percentage	74%	73%

Software
Revenue	521,375	415,840
Cost of revenue	(23,784)	(38,817)
Gross margin	497,591	377,023

Gross margin percentage	95%	91%

The increase in gross margins in our software segment relates to continued cost reduction coupled with increasing revenues.  In Fiscal 2012 a larger percentage of the software revenue comes from the sale of enterprise software licenses relates to a large project. At the same time, the margins in the mobile line of business remained stable.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2011 and June 30, 2010 were $310,180 and $363,702 respectively. The decrease in selling, general and administrative fees relates to no stock based compensation having been paid to executive officers and consultants during this quarter in fiscal 2012.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2011, and June 30, 2010 the Company recognized compensation expense for employees and consultants of NIL and $100,000 respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2011 and 2010 were $177,309 and $125,520, respectively. This increased level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

NET INCOME

The Company recorded a net income of $120,791 and a net loss of $29,383 during the three months ended June 30, 2011 and the three months ended June 30, 2010, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2011, ZIM had cash and cash equivalents of $1,942,342 and working capital of $1,879,841 as compared to cash and cash equivalents of $1,770,990 and working capital of $1,888,157 at March 31, 2011. This increase in cash position principally reflects higher revenues, non-cash expenses and an accrual of the $207,404 investment in CP4H that had not been paid as at June 30, 2011.

Cash flows for the fiscal periods were as follows:
	Three months ended June 30, 2011	Three months ended June 30, 2010
	$	$
Cash flows provided by operating activities	253,614	81,082
Cash flows provided by (used in) investing activities	(9,379)	(2,667)
Cash flows provided by financing activities	-	-

At June 30, 2011, the Company had access to a line of credit for approximately $518,511 from its Chief Executive Officer and a working capital line from its principal banker for approximately $51,851, in addition to a cash and cash equivalent balance of $1,942,342.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,942,342 are comprised of $1,004,677 in cash and $937,665 in cash equivalents. The cash equivalents of $937,665 at June 30, 2011 ($1,333,131 at March 31, 2011) are comprised of:

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $937,665 - No Maturity. Of these deposits only R$60,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2011	March 31, 2011

Canadian dollars	188,306	122,614
US dollars	48,152	59,464
Brazilian reals	2,622,368	2,548,542
British pounds	6,260	6,319
Euros	5,451	7,878

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2011	March 31, 2011

Canadian dollars	9,021	16,083
US dollars	41,725	81,397
Brazilian reals	180,641	4,089
British pounds	836	774
Euros	3,989	11,797

 Accounts payable include the following amounts payable in their source currency:

	June 30, 2011	March 31, 2011

Canadian dollars	19,205	13,423
US dollars	1,559	10,003
Brazilian reals	1,507	10,855
British pounds	100	309

Accrued liabilities include the following accruals in their source currency:

	June 30, 2011	March 31, 2011

Canadian dollars	266,665	76,727
US dollars	10,140	9,938
Brazilian reals	(8,731)	719

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2011	March 31, 2011

Canada	5%	7%
North America, excluding Canada	24%	30%
South America	67%	56%
Great Britain	1%	0%
Europe, excluding Great Britain	3%	7%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
August 12 2011	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 12, 2011	/s/ John Chapman John Chapman, Chief Financial Officer